STATEMENT OF INVESTMENTS

Dreyfus Basic Money Market Fund, Inc.

May 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--23.6%	Principal Amount ($)	Value ($)
Allied Irish Banks N.A. Inc. (London)		
5.30%, 8/23/07	45,000,000	45,000,000
Barclays Bank PLC (Yankee)		
5.25%, 6/8/07	25,000,000	25,000,000
Bayerische Landesbank (Yankee)		
5.31%, 8/20/07	40,000,000	39,999,562
Credit Agricole (London)		
5.34%, 11/1/07	20,000,000	19,997,157
Credit Suisse (USA) Inc. (Yankee)		
5.31%, 10/10/07	35,000,000	35,000,000
Mizuho Corporate Bank Ltd. (Yankee)		
5.32%, 8/23/07	10,000,000	9,999,886
Natexis Banques Populaires		
5.33%, 6/2/07	40,000,000 [a]	39,993,442
Wilmington Trust Co., DE		
5.30% - 5.33%, 7/20/07 - 10/2/07	43,000,000	42,999,498
Total Negotiable Bank Certificates of Deposit		
(cost $257,989,545)		**257,989,545**
Commercial Paper--53.9%		
Abbey National North America LLC		
5.31%, 6/7/07	20,000,000	19,982,600
Amstel Funding Corp.		
5.30%, 6/5/07	40,000,000 [b]	39,976,756
ANZ National (International) Ltd.		
5.34%, 11/13/07	30,000,000 [b]	29,283,625
Atlantis One Funding Corp.		
5.31%, 6/21/07	40,000,000 [b]	39,883,667
Bank of Ireland		
5.31%, 10/12/07	40,000,000 [b]	39,235,989
Bayerische Hypo-und Vereinsbank AG		
5.31%, 11/9/07	40,000,000	39,075,144
Citigroup Funding Inc.		
5.32%, 8/29/07	45,000,000	44,417,050
Commerzbank U.S. Finance Inc.		
5.32%, 11/19/07	10,000,000	9,754,187
Cullinan Finance Ltd.		
5.30%, 10/22/07	10,000,000 [b]	9,795,033
DEPFA BANK PLC		
5.32%, 6/21/07	33,000,000 [b]	32,904,117
Deutsche Bank Financial LLC		
5.31%, 6/1/07	40,000,000	40,000,000
FCAR Owner Trust, Ser. I		
5.32%, 10/29/07 - 11/16/07	26,722,000	26,105,912
FCAR Owner Trust, Ser. II		
5.31%, 10/22/07	15,000,000	14,691,954
Gotham Funding Corp.		

5.30%, 10/25/07		25,288,000 b	24,758,806
Harrier Finance Funding Ltd.			
5.30%, 9/20/07		40,000,000 b	39,363,600
Liquid Funding Ltd.			
5.33%, 11/26/07		25,000,000 b	24,359,694
Prudential Funding LLC			
5.30%, 6/1/07		30,000,000	30,000,000
Sigma Finance Inc.			
5.26% - 5.29%, 6/6/07 - 6/26/07		45,000,000 b	44,910,000
Skandinaviska Enskilda Banken AB			
5.29%, 9/21/07		40,000,000	39,359,111
Total Commercial Paper			
(cost $587,857,245)			**587,857,245**
Corporate Notes--19.7%			
Banco Bilbao Vizcaya Argentaria, S.A.			
5.30%, 6/20/07		20,000,000 a	19,999,886
Commonwealth Bank of Australia			
5.32%, 6/26/07		25,000,000 a	25,000,000
Lehman Brothers Holdings Inc.			
5.35%, 9/5/07		45,000,000 a	45,000,000
Royal Bank of Scotland PLC			
5.33%, 6/22/07		40,000,000 a	40,000,000
Wells Fargo & Co.			
5.31%, 6/4/07		45,000,000 a	45,000,000
Westpac Banking Corp.			
5.31%, 6/19/07		40,000,000 a	40,000,000
Total Corporate Notes			
(cost $214,999,886)			**214,999,886**
Time Deposits--7.1%			
Abbey National Treasury Services PLC (Grand Cayman)			
5.30%, 6/1/07		28,000,000	28,000,000
Natexis Banques Populaires (Grand Cayman)			
5.30%, 6/1/07		10,000,000	10,000,000
Regions Bank (Grand Cayman)			
5.28%, 6/1/07		40,000,000	40,000,000
Total Time Deposits			
(cost $78,000,000)			**78,000,000**
Repurchase Agreements--1.8%			
Barclays Financial LLC			
5.35%, dated 5/31/07, due 6/1/07 in the amount of			
$20,002,974 (fully collateralized by $20,362,861			
Corporate Bonds, 6%-6.25%, due 1/15/13-12/1/16, value			
$20,600,001)			
(cost $20,000,000)		20,000,000	**20,000,000**
Total Investments (cost $1,158,846,676)		**106.1%**	**1,158,846,676**
Liabilities, Less Cash and Receivables		**(6.1%)**	**(66,796,200)**
Net Assets		**100.0%**	**1,092,050,476**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $324,471,287 or 29.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.